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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act Of 1934)

Cap Rock Energy Corporation
(Name of the Issuer)

Cap Rock Energy Corporation
Cap Rock Holding Corporation
David W. Pruitt
William L. West
(Names of Persons Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

13910R102
(CUSIP Number of Class of Securities)

William L. West Cap Rock Energy Corporation 500 West Wall Street, Suite 400 Midland, Texas 79701 (432) 683-5433	Robert J. S. Roriston Cap Rock Holding Corporation 630 Fifth Avenue, 30th Floor New York, New York 10111 (212) 651-1100
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

A. Michael Hainsfurther Munsch Hardt Kopf & Harr, P.C. 3800 Lincoln Plaza 500 N. Akard Street Dallas, TX 75201-6659 (214) 855-7567	Richard Hall Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$37,817,703.75	$4,046.50
*
Estimated solely for purposes of computing the filing fee. The transaction valuation was based on (a) 1,577,453 shares of Common Stock, which represents the number of shares outstanding and entitled to vote as of the record date less shares that will be converted into equity interests of the acquiring corporation immediately prior to completion of the share exchange multiplied by the share exchange consideration of $21.75 per share, (b) 41,903 shares of deferred stock multiplied by the share exchange consideration of $21.75 per share and (c) 119,389 shares of Common Stock exchanged by certain members of management for capital stock of the acquiring corporation pursuant to a rollover agreement between the acquiring corporation and such individuals multiplied by the share exchange consideration of $21.75 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to .0107% of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,046.50	Filing Party: Cap Rock Energy Corporation
Form or Registration No.: Schedule 14A	Date Filed: December 9, 2005

INTRODUCTION

        This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by and on behalf of Cap Rock Energy Corporation, a Texas corporation (the "Company"), Cap Rock Holding Corporation, a Delaware corporation ("CHC"), David W. Pruitt, Co-Chairman of the Board and Chief Executive Officer of the Company, and William West, President and member of the Board of Directors of the Company. The preceding persons are collectively referred to herein as the "Filing Persons" and individually as a "Filing Person".

        This Schedule 13E-3 is being filed in connection with the Agreement and Plan of Share Exchange (the "Exchange Agreement"), dated as of November 4, 2005, between the Company and CHC. Subject to the satisfaction or waiver of the conditions contained in the Exchange Agreement, each share of the Company's common stock, par value $.01 per share (the "Common Stock"), (other than (i) shares owned by the Company, (ii) shares held by the shareholders who are entitled to and who properly exercise appraisal rights in compliance with all required procedures under Texas law and (iii) shares owned by CHC) will be converted into the right to receive $21.75 in cash without interest (the "Share Exchange").

        Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the "Proxy Statement") pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to which the Company's Board of Directors is soliciting proxies from shareholders of the Company in connection with the Share Exchange. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all annexes thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1.    Summary Term Sheet.

Regulation M-A
Item 1001

        The information set forth in the Proxy Statement under the following caption is incorporated herein by reference: "SUMMARY—Summary Term Sheet".

Item 2.    Subject Company Information.

Regulation M-A
Item 1002

(a)	Name and address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
SUMMARY—Summary Term Sheet INFORMATION REGARDING CAP ROCK ENERGY—General
(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SUMMARY—Summary Term Sheet—Record Date and Voting Power SPECIAL MEETING—Record Date, Quorum and Voting Power
(c)	Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
INFORMATION REGARDING THE COMPANY—Market Prices Of The Company's Stock
(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
INFORMATION REGARDING THE COMPANY—Market Prices Of The Company's Stock
(e)	Prior public offerings. Not applicable.
(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
BENEFICIAL OWNERSHIP OF COMMON STOCK—Transactions In Shares Of Company Common Stock

Item 3. Identity and Background of Filing Person.

Regulation M-A
Item 1003

(a)	Name and address. The Company is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
INFORMATION REGARDING THE COMPANY—General INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company INFORMATION REGARDING THE HOLDING COMPANY
(b)	Business and background of entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SUMMARY—Summary Term Sheet—The Parties to the Share Exchange INFORMATION REGARDING THE COMPANY—General INFORMATION REGARDING THE HOLDING COMPANY
(c)	Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
INFORMATION REGARDING THE COMPANY—Directors and Executive Officers of the Company INFORMATION REGARDING THE HOLDING COMPANY

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)	Material terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY
SPECIAL FACTORS
THE SPECIAL MEETING
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)
ANNEX A—Agreement and Plan of Share Exchange, dated as of November 4, 2005, between Cap Rock Energy Corporation and Cap Rock Holding Corporation
ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Share Ownership of Directors and Executive Officers
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Certain Effects of the Share Exchange
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)—Treatment of Stock Options, Restricted Stock and Deferred Share Units
(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Dissenters' Rights of Appraisal
SUMMARY—Dissenters' Rights of Appraisal
SPECIAL FACTORS—Dissenters' Rights of Appraisal
ANNEX C—Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act
(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange
(f)	Eligibility for listing or trading. Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)	Transactions.
(a)(1)	None.
(a)(2)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
(b)-(c)	Significant corporate events and Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Affiliates Engaged in the Share Exchange
SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Share Ownership of Directors and Executive Officers
SUMMARY—Summary Term Sheet—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004 and Voting Agreement
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Principal Shareholder Agreement
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Principal Shareholder Agreement
SPECIAL FACTORS—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004
THE SPECIAL MEETING—Voting by Directors and Executive Officers; Cap Rock Energy Corporation Amended Shareholders' Trust
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)
ANNEX A—Agreement and Plan of Share Exchange, dated as of November 4, 2005, between Cap Rock Energy Corporation and Cap Rock Holding Corporation
(e)	Agreements involving the subject company's securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Share Ownership of Directors and Executive Officers
SUMMARY—Summary Term Sheet—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004 and Voting Agreement
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Principal Shareholder Agreement
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Principal Shareholder Agreement
SPECIAL FACTORS—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)
ANNEX A—Agreement and Plan of Share Exchange, dated as of November 4, 2005, between Cap Rock Energy Corporation and Cap Rock Holding Corporation

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange SPECIAL FACTORS—Certain Effects of the Share Exchange THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)—Structure
(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange SPECIAL FACTORS—Certain Effects of the Share Exchange SPECIAL FACTORS—Revolving Credit Facility

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SPECIAL FACTORS—Background of the Share Exchange SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange
(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Effects on the Company if the Share Exchange is Not Completed
(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Background of the Share Exchange
SUMMARY—Summary Term Sheet—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SPECIAL FACTORS—Position of Messrs. Pruitt and West as to Fairness
SPECIAL FACTORS—Position of the Holding Company as to Fairness
SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange
SPECIAL FACTORS—Certain Effects of the Share Exchange
ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Material U.S. Federal Income Tax Consequences
SUMMARY—Summary Term Sheet—Dissenters' Rights of Appraisal
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Principal Shareholder Agreement
SUMMARY—No Solicitation of Transactions; Superior Proposal
SUMMARY—Termination Fee and Reimbursement of Expenses
SUMMARY—Dissenters' Rights of Appraisal
SPECIAL FACTORS—Purposes, Reasons and Plans for Cap Rock Energy after the Share Exchange
SPECIAL FACTORS—Certain Effects of the Share Exchange
SPECIAL FACTORS—Effects on the Company if the Share Exchange is Not Completed
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Principal Shareholder Agreement
SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences
SPECIAL FACTORS—Fees and Expenses of the Share Exchange
SPECIAL FACTORS—Certain Projections
SPECIAL FACTORS—Cautionary Statement Concerning Forward-Looking Information
SPECIAL FACTORS—Dissenters' Rights Of Appraisal

Item 8. Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b)	Fairness and Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Share Exchange Consideration
SUMMARY—Summary Term Sheet—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange

SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SPECIAL FACTORS—Position of Messrs. Pruitt and West as to Fairness
SPECIAL FACTORS—Position of the Holding Company as to Fairness
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Shareholder Vote Required to Adopt the Share Exchange Agreement
SUMMARY—Questions and Answers about the Special Meeting and the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
THE SPECIAL MEETING—Required Vote
(d)	Unaffiliated representatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Board and Special Committee Recommendation
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Questions and Answers about the Special Meeting and the Share Exchange
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
THE SPECIAL MEETING—Voting by Directors and Executive Officers; Cap Rock Energy Corporation Amended Shareholders' Trust
(f)	Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:
SPECIAL FACTORS—Background of the Share Exchange SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A
Item 1015

(a)-(b)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
ANNEX B—Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(c)	The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
WHERE YOU CAN FIND ADDITIONAL INFORMATION

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(d)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Source of Funds for the Share Exchange and Related Transactions
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Source of Funds for the Share Exchange and Related Transactions
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Fees and Expenses of the Share Exchange
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)—Conditions to Closing
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)—Termination Fee
THE SHARE EXCHANGE AGREEMENT (PROPOSAL NO. 1)—Reimbursement of Expenses
ANNEX A—Agreement and Plan of Share Exchange, dated as of November 4, 2005, between Cap Rock Energy Corporation and Cap Rock Holding Corporation

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004 and Voting Agreement
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004
BENEFICIAL OWNERSHIP OF COMMON STOCK
(b)(1)-(5)	Securities transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:
BENEFICIAL OWNERSHIP OF COMMON STOCK—Transactions In Shares of Company Common Stock

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Share Ownership of Directors and Executive Officers
SUMMARY—Summary Term Sheet—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004 and Voting Agreement
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Principal Shareholder Agreement
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Position of Messrs. Pruitt and West as to Fairness
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Principal Shareholder Agreement
SPECIAL FACTORS—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004
THE SPECIAL MEETING—Voting by Directors and Executive Officers; Cap Rock Energy Corporation Amended Shareholders' Trust

(e)	Recommendations of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—The Rollover Agreement
SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Summary Term Sheet—Share Ownership of Directors and Executive Officers
SUMMARY—Summary Term Sheet—Cap Rock Energy Corporation Amended Shareholders' Trust dated December 31, 2004 and Voting Agreement
SUMMARY—Questions and Answers about the Special Meeting and the Share Exchange
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Position of Messrs. Pruitt and West as to Fairness
SPECIAL FACTORS—Position of the Holding Company as to Fairness
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Principal Shareholder Agreement
THE SPECIAL MEETING—Voting by Directors and Executive Officers; Cap Rock Energy Corporation Amended Shareholders' Trust

Item 13. Financial Information.

Regulation M-A
Item 1010

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SPECIAL FACTORS—Reasons for the Special Committee's and Board of Directors' Recommendation of the Share Exchange
SPECIAL FACTORS—Position of the Holding Company as to Fairness
INFORMATION REGARDING THE COMPANY—Selected Financial Information
INFORMATION REGARDING THE COMPANY—Management's Discussion and Analysis of Financial Condition and Results of Operation
INFORMATION REGARDING THE COMPANY—Qualitative and Quantitative Disclosures About Market Risk
ANNEX D—Financial Statements and Supplemental Information
(b)
Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	Solicitations or recommendations and Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

SUMMARY—Summary Term Sheet—Interests of the Company's Directors and Executive Officers in the Share Exchange
SUMMARY—Questions and Answers about the Special Meeting and the Share Exchange
SUMMARY—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Background of the Share Exchange
SPECIAL FACTORS—Recommendation of the Board of Directors
SPECIAL FACTORS—Position of Messrs. Pruitt and West as to Fairness
SPECIAL FACTORS—Position of the Holding Company as to Fairness
SPECIAL FACTORS—Interests of the Company's Directors and Executive Officers in the Share Exchange
SPECIAL FACTORS—Fees and Expenses of the Share Exchange
THE SPECIAL MEETING—Time, Place and Purpose of the Special Meeting
THE SPECIAL MEETING—Voting by Directors and Executive Officers; Cap Rock Energy Corporation Amended Shareholders' Trust
THE SPECIAL MEETING—Expenses of Proxy Solicitation

Item 15. Additional Information.

Regulation M-A
Item 1011

(b)
The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)	Letter to Shareholders of Cap Rock Energy Corporation included with the Proxy Statement on Schedule 14A of Cap Rock Energy Corporation filed with the Securities and Exchange Commission on December 9, 2005, incorporated herein by reference.
(a)(2)
Notice of Special Meeting of Shareholders of Cap Rock Energy Corporation included with the Proxy Statement on Schedule 14A of Cap Rock Energy Corporation filed with the Securities and Exchange Commission on December 9, 2005, incorporated herein by reference.
(a)(3)	Preliminary Proxy Statement on Schedule 14A of Cap Rock Energy Corporation filed with the Securities and Exchange Commission on December 9, 2005, incorporated herein by reference.
(a)(4)	Form of Proxy Card to the Proxy Statement on Schedule 14A of Cap Rock Energy Corporation filed with the Securities and Exchange Commission on December 9, 2005, incorporated herein by reference.

(a)(5)
Press Release issued by Cap Rock Energy Corporation, dated November 7, 2005, included as Exhibit 99.1 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(b)	Not applicable.
(c)(1)	Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc., dated November 4, 2005, included as Annex B to the Proxy Statement and incorporated herein by reference.
(c)(2)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors of Cap Rock Energy Corporation, dated November 2005.*
(c)(3)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors of Cap Rock Energy Corporation, dated November 4, 2005.*
(d)(1)
Agreement and Plan of Share Exchange, dated as of November 4, 2005, between Cap Rock Energy Corporation and Cap Rock Holding Corporation, included as Annex A to the Proxy Statement and incorporated herein by reference.
(d)(2)
Principal Shareholder Agreement, dated as of November 4, 2005, among Cap Rock Holding Corporation and David W. Pruitt, Ulen A. North, Jr., Sam Prough, Celia B. Page, Ronald W. Lyon and William L. West, included as Exhibit 9.1 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(d)(3)
Rollover Agreement, dated as of November 4, 2005, among David W. Pruitt, Ulen A. North, Jr., Sam Prough, Celia Page and LGB Cap Rock LLC and Cap Rock Holding Corporation, included as Exhibit 5 to the General Statement of Acquisition of Beneficial Ownership on Form SC 13D filed by Cap Rock Holding Corporation on November 14, 2005 and incorporated herein by reference.
(d)(4)
Employment Agreement between Cap Rock Energy Corporation and William L. West dated November 3, 2005, included as Exhibit 10.92 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(d)(5)
Amendment to Employment Agreement, dated as of November 4, 2005, by and between Cap Rock Energy Corporation and William L. West, included as Exhibit 10.93 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(d)(6)
Retainer Agreement between Cap Rock Energy Corporation and David W. Pruitt dated November 3, 2005, included as Exhibit 10.94 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(d)(7)
Amendment to Retainer Agreement, dated as of November 4, 2005, by and between Cap Rock Energy Corporation and David W. Pruitt, included as Exhibit 10.95 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on November 9, 2005 and incorporated herein by reference.
(d)(8)
Cap Rock Energy Corporation Amended Shareholders' Trust, dated December 31, 2004, included as Exhibit 10.88 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on January 6, 2005 and incorporated herein by reference.
(d)(9)
Voting Agreement between Cap Rock Energy Corporation and Cap Rock Energy Corporation Shareholders' Trust, dated as of December 31, 2004, included as Exhibit 10.90 to the Current Report on Form 8-K filed by Cap Rock Energy Corporation on January 6, 2005 and incorporated herein by reference.

(f)
Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, included as Annex C to the Proxy Statement on Schedule 14A of Cap Rock Energy Corporation filed with the Securities and Exchange Commission on December 9, 2005, and incorporated herein by reference.
(g)	Not applicable.

*
Certain confidential material contained in the document has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2005

CAP ROCK ENERGY CORPORATION
by	/s/ DAVID W. PRUITT Name: David W. Pruitt Title: Chief Executive Officer
CAP ROCK HOLDING CORPORATION
by	/s/ ROBERT J. S. RORISTON Name: Robert J. S. Roriston Title: Vice President
/s/ DAVID W. PRUITT David W. Pruitt
/s/ WILLIAM L. WEST William L. West

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INTRODUCTION
SIGNATURE